Earlyworks Co., Ltd.

July 21, 2023

Via EDGAR

Alexandra Barone

Jan Woo

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E. Mail Stop 4631

Washington, DC 20549

Re:	Earlyworks Co., Ltd. Registration Statement on Form F-1, as amended Initially Filed on December 30, 2022 File No. 333-269068

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Earlyworks Co., Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 12:00 p.m., Eastern Time, on July 24, 2023, or as soon thereafter as practicable.

Very truly yours, Earlyworks Co., Ltd.

By:	/s/ Satoshi Kobayashi
Name: Satoshi Kobayashi Title: Chief Executive Officer and Representative Director